

Mail Stop 4720

November 22, 2016

Craig S. Allen
Chief Financial Officer
Burlington Capital LLC
1004 Farnam Street, Suite 400
Omaha, NE 68102

> **Re: America First Multifamily Investors, L.P.**
> **Registration Statement on Form S-3**
> **Filed November 16, 2016**
> **File No.333-214656**

Dear Mr. Allen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: David P. Hooper Esq. (Via E-mail)